UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         TIM HELLAS COMMUNICATIONS S.A.
                         ------------------------------
                                (Name of Issuer)

               Ordinary Shares, Nominal Value (euro)1.53 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   88706Q104
                                   ---------
                                 (CUSIP Number)

                                   Eric Semler
                           TCS Capital Management, LLC
                         888 Seventh Avenue, Suite 1504
                               New York, NY 10019
                                 (212) 621-8777
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 14, 2005
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP No. 88706Q104                                            Page 2 of 9 Pages


1        Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                     a. [ ]
                                     b. [X]

3        SEC Use Only


4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  UNITED STATES

 Number of            7         Sole Voting Power
   Shares                              4,506,815
 Beneficially         8         Shared Voting Power
  Owned By                             0
    Each              9         Sole Dispositive Power
  Reporting                            4,506,815
    Person            10        Shared Dispositive Power
     With                                0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  4,506,815

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [  ]

13       Percent of Class Represented By Amount in Row (11)

                  5.4%

14       Type of Reporting Person (See Instructions)

                  IA; HC

                                                               Page 3 of 9 Pages


                                PRELIMINARY NOTE

     Eric Semler reported ownership of 4,395,091 ordinary shares,  nominal value
(euro)1.53 per share (the "Shares"), of TIM Hellas Telecommunications S.A. (the "Issuer") pursuant to a Schedule 13G filed on March 11, 2005. This Schedule 13D supercedes the Schedule 13G previously filed by Mr. Semler.

     This Schedule 13D has been filed in connection with the issuance of a press release by TCS Capital Management (as defined below) which reflects its concern with the fairness of the merger consideration offered to the minority shareholders in the proposed merger between the Issuer and Troy GAC Telecommunications S.A. ("Troy GAC").

Item 1.  Security and Issuer.

     This Statement relates to the Shares. The address of the principal executive office of the Issuer is 66 Kifissias Avenue, 15125 Maroussi, Athens, Greece.

Item 2.  Identity and Background.

     This Statement is being filed on behalf of Mr. Eric Semler ("Mr. Semler," or the "Reporting Person").

     This Statement relates to Shares held for the accounts of TCS Capital International, Ltd., a Cayman Islands corporation ("TCS Capital International"), TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

     TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner") is the general partner of each of TCS Capital and TCS Capital II. TCS Capital Management, LLC, a Delaware limited liability company ("TCS Capital Management"), is the investment manager of TCS Capital International. In his capacity as the managing member of each of the General Partner and TCS Capital Management, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of TCS Capital International, TCS Capital and TCS Capital II.

     Mr. Semler is a United States citizen and has his principal office at 888 Seventh Avenue, Suite 1504, New York, New York 10019. The principal business of Mr. Semler is investment management, including the direction of the activities of TCS Capital Management.

     During the past five years, the Reporting Person and, to the best of the Reporting Person's knowledge, no other person identified in response to this
Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     None of the securities of the Issuer held by TCS Capital International or TCS Capital as reported herein were acquired after July 16, 2005 (60 days prior to the date hereof). TCS Capital II expended approximately $1.7 million of its investment funds to purchase the securities having been acquired since July 16, 2005, (60 days prior to the date hereof) as set forth in Annex A hereof.

                                                               Page 4 of 9 Pages

     The securities held for the accounts of TCS Capital International, TCS Capital and TCS Capital II may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.  Purpose of Transaction.

     On the date hereof, the Reporting Person issued a press release relating to the concern of the TCS entities with respect to the fairness of the merger consideration offered to the minority shareholders in the proposed merger between the Issuer and Troy GAC. For more information, see the press release attached hereto as Exhibit A.

     All of the Shares reported herein as having been acquired or disposed of from the accounts of TCS Capital International, TCS Capital and TCS Capital II were acquired or disposed of for investment purposes. Except as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Item 5.  Interest in Securities of the Issuer.

     According to information filed by the Issuer with the Securities and Exchange Commission in its most recent annual report on Form 20-F, the number of Shares outstanding was 83,876,720 as of December 31, 2004.

          (a) Mr. Semler may be deemed to be the beneficial owner of 4,506,815 Shares, which represent approximately 5.4% of the total number of Shares outstanding. This number consists of (i) 2,685,337 Shares held for the account of TCS Capital International, (ii) 269,301 Shares held for the account of TCS Capital and (iii) 1,552,177 Shares held for the account of TCS Capital II.

          (b) Mr. Semler may be deemed to have sole power to direct the voting and disposition of the 4,506,815 Shares held for the accounts of TCS Capital International, TCS Capital and TCS Capital II.

          (c) Except as set forth in Annex A hereto, there have been no transactions effected with respect to the Shares since July 16, 2005 (60 days prior to the date hereof) by the Reporting Person.

          (d) Certain funds affiliated with the Reporting Person, including TCS Capital International, TCS Capital and TCS Capital II, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities reported herein in accordance with internally allocated participations.

          (e) Not applicable.

                                                               Page 5 of 9 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     From time to time, the Reporting Person may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, the Reporting Person may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

     Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     The Exhibit Index is incorporated herein by reference.

                                                               Page 6 of 9 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     September 14, 2005                   ERIC SEMLER


                                               /s/  Eric Semler
                                               -------------------------

                                                               Page 7 of 9 Pages



                                     ANNEX A

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                       TIM HELLAS TELECOMMUNICATIONS S.A.

                         Date of            Nature of    Number of     Price per
For the Account of     Transaction         Transaction   Securities      Share
------------------     ---------------     -----------   ----------    ---------
TCS Capital II, LP     August 3, 2005      Purchase        45,000      $   19.90
TCS Capital II, LP     August 4, 2005      Purchase           460      $   19.97
TCS Capital II, LP     August 5, 2005      Purchase         2,225      $   20.10
TCS Capital II, LP     August 8, 2005      Purchase           400      $   19.99
TCS Capital II, LP     August 11, 2005     Purchase        28,583      $   19.97
TCS Capital II, LP     August 12, 2005     Purchase           856      $   20.20
TCS Capital II, LP     August 18, 2005     Purchase         9,200      $   19.62

                                                               Page 8 of 9 Pages



                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------
A.  Press Release dated September 14, 2005.                                 9

                                                               Page 9 of 9 Pages

                                   EXHIBIT A


   TIM HELLAS' CASH OUT MERGER IS UNFAIR AND ABUSIVE TO MINORITY SHAREHOLDERS

New York, September 14, 2005. TCS Capital Management, a dedicated media and telecommunications investment fund, announced today that it believes that the merger consideration to be paid to the minority shareholders in the cash-out merger transaction between TIM Hellas Telecommunications S.A. and Troy GAC Telecommunications S.A. (an affiliate of Texas Pacific Group and Apax Partners) is inadequate and unfair. TCS Capital further believes that the cash-out merger is being used inappropriately to squeeze out the minority shareholders of TIM Hellas when in fact Greek law does not provide for a "squeeze out" right by a controlling shareholder.

TCS Capital is the largest minority shareholder of TIM Hellas common stock, holding approximately 4.5 million ordinary shares, or approximately 5.4% of the total shares outstanding, through the company's American Depositary Receipts program. TCS Capital has been a holder of the company's shares for approximately two years. As a long-term shareholder of TIM Hellas, TCS Capital believes that the merger consideration offered to the minority shareholders does not reflect the true value of the company's shares. Moreover, TCS Capital believes that the Board of Directors of TIM Hellas has failed to substantiate its conclusion that the merger consideration is fair.

Based on a review of the 13E-3 Transaction Statement filed by TIM Hellas with the United States Securities and Exchange Commission on September 2, 2005, TCS Capital challenges the fairness and adequacy of the merger consideration and the use of the cash-out merger to "squeeze out" the minority shareholders of TIM Hellas for the following reasons:

       (1) In Its Review Of The Merger,  TIM Hellas'  Board Of Directors
       Did Not Act Independently, And Disregarded The Interests Of Minority Shareholders. Seven of the eight directors of TIM Hellas who approved the merger have a direct interest in the consummation of the transaction. Of the seven directors, six are affiliated with affiliates of Texas Pacific Group and Apax Partners, who control Troy GAC, and were appointed to the Board of Directors following the closing of Troy GAC's acquisition of the shares. Following the completion of the merger, the seventh director will hold an equity interest of between 3% and 5% in the surviving corporation. It appears that the approval procedures established by the Board of Directors prevented Mr. Stylianos Argyros, the Chairman of the Board of Directors and the lone independent director, from challenging any decision made by the interested directors or to fully and independently analyze the transaction without the oversight or participation of the interested members of the Board of the Directors.

       Although the Board of Directors retained a well-known investment bank to provide a "fairness" opinion as to the consideration to be provided to the minority shareholders of TIM Hellas, this investment bank also has its own interest in completing this transaction. As reported in the Transaction Statement, this investment banking firm has provided financial advisory services to affiliates of the company's controlling shareholder in the past. Instead of selecting a fully independent financial advisor, the Board of Directors engaged a financial services institution that has significant relationships with the company's controlling shareholders.

       Furthermore, TCS Capital believes that Troy GAC has intentionally structured the merger to undermine fundamental legal protections provided to minority shareholders by Greek law. TIM Hellas is a Greek company and Greek law does not provide Troy GAC, as controlling shareholder of TIM Hellas, with the right to "squeeze out" minority shareholders. In essence, Greek law unequivocally protects minority shareholders from being forced to sell. Troy GAC seeks to disregard the Greek squeeze-out prohibition by pursuing a cash-out merger in order to acquire 100% of TIM Hellas.

       (2) TIM Hellas' Board Of Directors Refused To Consider At Least One Unsolicited Merger Proposal At A Substantially Higher Valuation That Would Have Benefited Minority Shareholders. Although TIM Hellas is a telecommunications company that is highly attractive to strategic and financial buyers, it does not appear that the Board of Directors sought to attract multiple potential buyers or a takeover premium for the company's shares. The Transaction Statement notes that the proposed merger consideration to be paid to the minority shareholders is equal on a per share basis to the amounts paid by Troy GAC to TIM International (the former controlling shareholder of TIM Hellas). Thus the basis for the fairness of the consideration to be paid to the minority shareholders is tied to this value. However, the Transaction Statement does not state that the value of the consideration paid to TIM International was the result of extensive negotiations between TIM International and multiple potential buyers. Rather, the Transaction Statement notes that the sale of TIM Hellas was pursued with only one party: Troy GAC.

       The Board of Directors of TIM Hellas has a duty to maximize value for all shareholders, including minority shareholders. TIM Hellas did not engage in an auction process or other competitive bidding procedure despite apparent interest by strategic investors to pay a higher price than Troy GAC. In fact, when additional indications of interest in the equity of TIM Hellas arose following the sale of TIM International's stake in TIM Hellas, Troy GAC rejected such proposals. Less than 30 days ago, in fact, the Board rejected a proposal from a telecommunications company offering to acquire 100% of TIM Hellas for (euro)19.50 per share, which represents nearly a 20% premium over the merger consideration offered to the minority shareholders. While the bidder expressed an interest in learning more about the company subject to customary conditions (e.g. due diligence and discussions with management), TIM Hellas and its principal shareholder declined to pursue this option in part due to Troy GAC's "stated intention of acquiring 100% of TIM Hellas' business" which was identified in the Transaction Statement as a rationale for consummating the merger. We believe that the Board of Directors' failure to consider this offer represents an abuse of its obligation to identify those financial alternatives that maximize shareholder value.

       In addition, according to the Transaction Statement, affiliates of Texas Pacific Group and Apax Partners engaged in exclusive discussions with Info-Quest regarding the possible acquisition of rival wireless operator Q-Telecom by Troy GAC or an affiliate. The daily Kathimerini reported that Socrates Kominakis, Chief Executive Officer of TIM Hellas, said "significant synergies"
       could be created between TIM Hellas and Q-Telecom. Such consolidation of the wireless industry in Greece could strengthen the operating environment and fundamental value of TIM Hellas. These potential benefits further suggest that TIM Hellas is worth significantly more than the consideration being offered to the minority shareholders.

       (3) Any Truly Independent Board Of Directors Would Conclude That The Merger Consideration Offered To Minority Shareholders Is Inadequate And Unfair Based On Similar Transactions And Simple And Objective Arithmetic. The mere fact that in the last 30 days a telecommunications company offered to buy 100% of TIM Hellas for nearly a 20% premium over the merger consideration is proof that the proposed merger price is unjustifiably low. It appears that the Board of Directors made at least two mistakes in conducting its analysis of the fairness of the merger consideration.

       First, it relied on a depressed calculation of EBITDA (earnings before interest, taxes, depreciation and amortization). It is well documented that TIM Hellas' EBITDA has been severely depressed by the previous actions of its former majority owners and management. In 2004, 14% of the company's EBITDA was negatively impacted by these actions, including approximately
       (euro)18 million spent on rebranding the company to TIM Hellas from Stet Hellas, (euro)15 million of unexplained "management fees" paid to TIM Hellas' former controlling owners, (euro)5 million to settle a lawsuit and (euro)2 million for stock option related expenses. Excluding these items, EBITDA would have been
       (euro)40 million higher in 2004. Recognizing the need for improvement, TIM Hellas' Board of Directors brought in experienced new senior level management, including a highly regarded new Chief Executive Officer hired in September 2004 from the leading wireless competitor in Greece. Now that new management has begun to solidify its team and execute on its recently implemented strategy, minority shareholders are being asked to sell at the lowpoint of operating fundamentals and valuation. This is unfair and unacceptable to minority shareholders who have had to endure the pain of the company's underperformance over the last few years.

       Second, the Board of Directors failed to recognize that the consideration being paid, as a multiple of objectively calculated EBITDA, is far lower than any other recent relevant transaction in the European wireless sector. Based on an objectively calculated or "normalized" EBITDA (excluding the potential benefits of consolidation and new management's positive impact), the offered merger consideration equates to a valuation of only 5.4x normalized 2004 EBITDA - substantially below every transaction multiple cited in the Board of Directors' Transaction Statement for majority and/or minority acquisitions of wireless companies in Europe. In fact, the average multiple of trailing EBITDA according to the Transaction Statement was 7.9x, and the lowest multiple paid for minority shares was Vodafone's acquisition of the minority shares of Vodafone Europolitan in 2003 for 6.8x trailing EBITDA. Using the average trailing EBITDA multiple of 7.9x on the company's normalized 2004 EBITDA implies that TIM Hellas is worth (euro)25.00 per share, 52% higher than the offered merger consideration.

                                 * * *

As stated in the Transaction Statement, TCS Capital initially communicated its displeasure with the proposed purchase price to Mr. Stylianos Argyros, the Chairman of the Board of Directors and the lone independent director of TIM Hellas, in a letter dated August 8, 2005. In writing and through several telephone messages, TCS Capital offered to discuss its concerns with Mr. Argyros. To date, he has not responded to TCS Capital.

TCS Capital encourages the Board of Directors to exercise its fiduciary duties to the minority shareholders and to reevaluate the consideration to be offered in this transaction. TCS Capital intends to discuss its views regarding this matter with other minority shareholders of TIM Hellas stock in anticipation of the October 4th shareholder meeting.

TCS Capital also intends to pursue all legal remedies available to shareholders under Greek law, the rules and regulations of Euronext Amsterdam, and the NASDAQ National Market in an effort to ensure that its rights as a minority shareholder are protected and the best available price is offered to all shareholders in this cash-out merger transaction. TCS Capital encourages the other minority shareholders to do the same.